---------------------------
                                                          OMB APPROVAL
                                                   ---------------------------
                                                   OMB Number:     3235-0104
                                                   Expires:  December 31,
                                                   2005
                                                   Estimated average burden
                                                   hours per response.....0.5
                                                   ---------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                            CORD BLOOD AMERICA, INC.
                            ------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                   21839P-10-7
                                   -----------
                                 (CUSIP Number)

                              Gary D. Lipson, Esq.
                   Winderweedle, Haines, Ward & Woodman, P.A.
                          390 N. Orange Ave, Suite 1500
                             Orlando, Florida 32801
                                 (407) 423-4246
                                 --------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 6, 2004
                                  ------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                                                              SCHEDULE 13D
CUSIP NO. 21839P-10-7                                         PAGE 2 OF 4 PAGES


1)       Name of Reporting Person: Matthew L. Schissler

         S.S. or I.R.S. Identification No. of Above Person:

2)       Check the Appropriate Box if a Member of a Group (See Instructions):

         (a)[ ]            (b)[ ]

3)       SEC Use Only

4)       Source of Funds (See Instructions): PF

5)       Check if Disclosure of Legal Proceeding is Required Pursuant to
         Items 2(d) or 2(e)    [ ]

6)       Citizenship or Place of Organization: United States of America

  Number of                7)       Sole Voting Power:          8,050,000
  Shares
  Beneficially             8)       Shared Voting Power:        0
  Owned by
  Each                     9)       Sole Dispositive Power:     8,050,000
  Reporting  Person
  With                    10)       Shared Dispositive Power:   0

11)      Aggregate Amount Beneficially Owned by Each Reporting
         Person:                                                8,050,000 shares

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13)      Percent of Class Represented by Amount in Row (11): 31.8%

14)      Type of Reporting Person (See Instructions): IN

                                                              SCHEDULE 13D
CUSIP NO. 21839P-10-7                                         PAGE 3 OF 4 PAGES

ITEM 1.  SECURITY AND ISSUER.

Securities acquired:       Common Stock

Issuer:                    Cord Blood America, Inc.

Address of Issuer:         10940 Wilshire Boulevard, 6th Floor
                           Los Angeles, CA 90024

ITEM 2.  IDENTITY AND BACKGROUND.

Reporting Person:          Matthew L. Schissler

Address:                   10940 Wilshire Boulevard, 6th Floor
                           Los Angeles, CA 90024

Principal Business:        Chairman and CEO of Issuer, Cord Blood, America, Inc.

Citizenship:               United States of America

         During the last five years, Matthew L. Schissler ("Mr. Schissler") has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS.

         The shares of Common Stock of the Issuer were acquired by Matthew L. Schissler in consideration for his capital contribution of $40.000. No funds were borrowed by Mr. Schissler to acquire shares of Common Stock of the Issuer.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         Matthew L. Schissler acquired the shares of Common Stock of the Issuer in connection with his co-founding of the Issuer. Mr. Schissler does not at present have any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Mr. Schissler reserves the right from time to time to acquire additional shares of Common Stock of the Issuer, to dispose of shares of Common Stock of the Issuer, and to engage in any or all of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

                                                              SCHEDULE 13D
CUSIP NO. 21839P-10-7                                         PAGE 4 OF 4 PAGES

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date hereof, Matthew L. Schissler holds 8,050,000 shares of Common Stock of the Issuer. Mr. Schissler believes that, based upon information available to him, these shares represent approximately 31.8% of the aggregate number of issued and outstanding shares of Common Stock of the Issuer.

         (b) Matthew L. Schissler has the sole power to vote and to dispose of the shares of Common Stock of the Issuer beneficially owned by him in such capacity.

         (c) Not Applicable.

         (d) Not Applicable.

         (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS AND RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Matthew L. Schissler holds options to purchase 500,000 shares of Common Stock of the Issuer. All of the options were granted at an exercise price of $0.25 per share. 125,000 options vest on April 29, 2005, an additional 125,000 options vest on April 29, 2006, an additional 125,000 options vest on April 29, 2007 and an additional 125,000 options vest on April 29, 2008. Vested options may be exercised at any time through April 28, 2014.

         Mr. Schissler disclaims beneficial ownership of the shares of Common Stock of the Issuer held by his wife, Stephanie A. Schissler.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Not Applicable.

         SIGNATURE. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     /s/ Matthew L. Schissler
                                                     ------------------------
                                                     Matthew L. Schissler

Date:    August 24, 2004